Mail Stop 4561

August 9, 2007

Rodney M. Tiede
7050 Union Park Avenue, Suite 600
Salt Lake City, UT 84047

> **Re:** **Broadcast International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 000-13316**

Dear Mr. Tiede:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief